BY EDGAR TRANSMISSION

October 22, 2009

Ms. Christina DiAngelo
Mr. John Grzeskiewicz
Division of Investment Management
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Principal Funds, Inc.
Response to SEC Staff Comments on:
Registration Statement on Form N-14
Pursuant to Securities Act of 1933
Registration No. 333-162074

Dear Ms. DiAngelo and Mr. Grzeskiewicz:

This letter responds, on behalf of Principal Funds, Inc. (the “Registrant”), to the comments of the staff of the Securities and Exchange Commission (“Commission”), which you communicated to me by telephone on October 9, 2009. Changes in response to staff comments will be made by the
Registrant in its Definitive Filing on Form 497 for the Proxy Statement/Prospectus related to the
Reorganization of the Ultra Short Bond Fund into the Money Market Fund.

Comment 1. In the section titled “The Reorganization” and other applicable section, include additional disclosure that gross expenses are higher for the Acquiring Fund

Response. The disclosure has been made.

Comment 2. Include J shares in the introductory paragraph to the section titled “Shareholder
Fees”.

Response. J shares have been added to the introductory paragraph.

Comment 3. Correct footnote 2 of the shareholder fee table to appropriately reflect that sales charges are reduced or eliminated for purchases of $250,000 or more.

Response. The footnote has been corrected.

Comment 4. Confirm, in footnote 3, that a CDSC applies on redemption made within 12 months as opposed to 18 months.

Response. 12 months is the correct time period.

Comment 5. Confirm that a CDSC applies to Class A, C and J shares for the Acquiring Fund.

Response. Disclosure has been made stating that Class A shares of the Acquiring Fund that are directly purchased are not subject to a CDSC while shares acquired in the Acquiring Fund through an exchange are subject to a CDSC. Class C and Class J shares are subject to a CDSC as discussed in the registration statement.

Comment 6. Remove reference to the application of a redemption fee for the Acquiring Fund.

Response. The shareholder fees table has been appropriately revised.

Comment 7. Correct footnote 7 to the fees and expenses table so that it appropriately applies to
Class C shares.

Response. The correction has been made.

Comment 8. Please disclose in the lead paragraph of the fee table the reason Class A, B, and C expense ratios as of October 31, 2008 differ from the expense ratios shown in the audited financial statements as of the same date.

Response. Additional language has been added to disclose that the expense ratios have been adjusted to reflect the expiration of certain contractual fee waivers.

Comment 9. Remove language in footnote 4 to the fees and expenses table that estimates the expected expense limit on expense ratios.

Response. The language has been removed.

Comment 10. Revise the hypothetical expense examples applicable to Class I shares of the
Acquired Fund.

Response. The expense examples have been appropriately revised.

Comment 11. In the expense example lead paragraph, update to include language that states the expenses will continue at the levels shown and that the tables take into effect any waivers for the applicable time period.

Response. Appropriate disclosure has been added.

Comment 12. Appropriately revise calendar year total return bar chart to include applicable footnote.

Response. The appropriate footnote has been included.

Comment 13. Update the capitalization table to a date within 30 days of the filing date.

Response. The capitalization table has been updated.

Please call me at 515-235-9328 or Jennifer Mills at 515-235-9154 if you have any questions.

Very truly yours,

/s/ Adam U. Shaikh

Adam U. Shaikh
Assistant Counsel
Principal Funds, Inc.

cc: Jeff Long (SEC)